

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

Date: 12 July 2006





Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose a copy of the announcement dated 11 July 2006 issued by the Company in relation to the subscription of convertible note of Golden Harvest Entertainment (Holdings) Limited by the Company for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary
/vw
Encl

2006年7月12日　香港經濟日報　A54

RECEIVED
2006 JUL 21 P 2:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE



HANNY

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：275）

須予披露交易
認購嘉禾娛樂事業（集團）有限公司可兌換票據

> 於二零零六年七月十日，認購人與嘉禾訂立認購協議，內容有關由認購人或其代名人認購嘉禾於二零零八年到期之可兌換票據，本金額為50,000,000港元。
>
> 在可兌換票據按兌換價獲悉數兌換後，認購人將擁有合共227,272,727股兌換股份之權益，佔嘉禾經該兌換擴大後之已發行股本約14.6%。
>
> 根據上市規則，認購協議項下之認購事項及行使隨附於可兌換票據的兌換權而獲得兌換股份各自構成本公司一項須予披露交易。一份載有（其中包括）認購協議詳情之通函，將在實際可行之情況下盡快寄發予股東。

緒言

於二零零六年七月十日，認購人與嘉禾訂立認購協議，內容有關由認購人或其代名人認購嘉禾於二零零八年到期之可兌換票據，本金額為50,000,000港元。同日，嘉禾按與認購人訂立之認購協議大致相同之條款與其他認購人訂立其他認購協議。董事在作出一切合理查詢後，以彼等所知、所悉及所信，各其他認購人均為獨立於本公司及其關連人士（定義見上市規則）之第三方。嘉禾將予發行之該等票據（包括可兌換票據）本金總額為100,000,000港元。

認購協議及可兌換票據之主要條款詳述如下：

認購協議

日期：二零零六年七月十日

認購協議之各訂約方

(i) 認購人，為將以現金方式認購本金額50,000,000港元之可兌換票據之認購人；及

(ii) 嘉禾，為可兌換票據之發行人。

董事在作出一切合理查詢後，以彼等所知、所悉及所信，嘉禾為獨立於本公司及其關連人士之第三方，而概無本公司之關連人士持有任何嘉禾股份。

認購協議之條件

認購協議須待下列條件達成後，方告完成：

(a) 上市委員會已批准（不論為無條件或僅受嘉禾或任何認購人及其他認購人在各自的情況下合理地不予反對之條件所限）兌換股份上市及買賣；

(b) 上市規則規定嘉禾之股東（不包括因上市規則適用條文而無權投票的任何股東）於股東大會上以必需之大多數通過一項決議案，以批准、確認及追認嘉禾訂立該認購協議及履行認購協議項下擬進行之交易（包括發行該等票據及因行使附於該等票據之兌換權而予以發行及配發之兌換股份）；

(c) 有關建法律顧問以認購人合理要求之形式及實質內容出具及送達法律意見；及

(d) 嘉禾於認購協議所作出之聲明、保證及承諾於作出時在任何重大方面均屬真實、完整及準確及並無含有誤導成份，並於完成時在任何重大方面乃屬真實、完整及準確及並無含有誤導成份。

倘上述任何先決條件未能於緊隨認購協議日期後滿120個曆日當日或之前（或認購人與嘉禾可能以書面協定之較後日期）達成或獲認購人豁免（就上文第(d)項先決條件而言），則認購協議將於其後隨即失效，且不再具有其他約束力，而認購協議之各訂約方概不得根據認購協議向其他訂約方提出任何索償或責任或義務，惟因先前違反認購協議而產生之任何索償除外。

完成

完成將於上文「認購協議之條件」一節所述條件獲達成或（視乎情況而定）獲豁免後第三個營業日（或認購人與嘉禾可能以書面協定之其他日期）作實。

由認購人提出終止

認購人可於完成日期當日支付可兌換票據前任何時間內，向嘉禾發出事先通知終止認購協議倘：

(a) 出現、發生或實行：

(i) 任何事件、事態發展或變動（不論是否屬於本地、全國或國際性質，或屬於認購協議日期之前、當日及／或之後發生或持續之連串事件、事態發展或變動之一部分），包括有關政治、軍事、工業、金融、經濟、財政、規管或其他性質之現行事態之事件或變動或發展（不論是否與任何前述者屬同類性質）；

(ii) 基於特殊財政情況或其他原因致令證券於聯交所之買賣全面被施加任何凍結、暫停買賣或重大限制；

(iii) 本地、全國或國際證券市場之狀況出現任何重大及不利變動；

(iv) 引入任何新法例或規例或更改任何現有法例或規例或其於香港任何法院或其他具充分司法權之機關或任何其他司法權區之任何詮釋或應用並與嘉禾集團有關，而此舉將對嘉禾之業務或財政或貿易狀況構成重大及不利影響；

(v) 任何暫停買賣嘉禾股份超過十個營業日之期間，惟嘉禾因根據上市規則而需刊發任何公佈而暫停買賣則除外；

(vi) 涉及香港或其他地區之未來稅項或外匯管制（或實施外匯管制）之變動或發展，而此舉將對嘉禾之業務、財政或貿易狀況構成重大及不利影響；或

(vii) 任何第三方對嘉禾集團任何成員公司提出任何重大訴訟或索償，而該等訴訟或索償將對嘉禾之業務、財政或貿易狀況構成重大及不利影響，

及按認購人合理行事下認為，可合理地預期將對或已對嘉禾之狀況（財政或其他方面）或盈利、業務事宜或業務前景構成重大及不利影響；或

(b) 認購人得悉出現任何重大違反認購協議所載由嘉禾作出之任何聲明、保證及承諾之情況，或於認購協議日期當日或其後但於完成前發生任何事件或出現任何事宜，而該等事件或事宜若於認購協議日期前發生或出現，將令上述任何聲明、保證及承諾失實、不確或含有誤導成分；或

(c) 在任何重大方面違反或未能履行在認購協議項下之任何嘉禾之責任。

倘認購人終止認購協議，則訂約雙方於認購協議項下之所有責任將會停止和終結，除先前違反協議之情況外，訂約方一概不得就認購協議所產生或與之有關之任何事宜向任何其他訂約方提出任何索償。

可兌換票據

主要條款

本金額	：50,000,000港元
兌換價	：每股嘉禾股份0.22港元，於下列情況下可作出常規反攤薄調整，包括股份合併、股份分拆、資本化發行、股本分派、供股及其他股本或股本衍生工具發行。
息率	：每年4%，須每半年往後支付累計利息。
到期日	：完成日期起計緊隨第二個週年日前之該日。
贖回	：除之前已兌換或購買或贖回者外，嘉禾將於到期日按贖回金額（為尚未兌換之可兌換票據本金額之104%）贖回可兌換票據。 可兌換票據之到期收益率每年約5.9%。
可轉讓性	：可兌換票據在未取得嘉禾事先書面同意前，不得(i)轉讓予並非認購人附屬公司或控股公司之任何人士；或(ii)出售或轉讓予嘉禾之關連人士。
兌換期	：認購人將有權於可兌換票據發行當日後第7日起計直至到期日前7日（包括該日）期間內隨時按當時之兌換價將可兌換票據全部或任何部份（為1,000,000港元或其倍數）尚未兌換之本金額兌換為嘉禾股份。 兌換時將不會發行零碎之嘉禾股份，並將不會就有關兌換股份向認購人退還任何金額。
認購人回售權	：倘(a)任何人士或共同行事之人士取得嘉禾之控制權（指持有或合共持有超過50%投票權）；或(b)嘉禾將其全部或大部分資產綜合或合併或出售或轉讓予任何取得嘉禾或其後繼實體之控制權（指持有或合共持有超過50%投票權）之其他人士或共同行事之人士，則認購人將有權要求嘉禾以尚未兌換之可兌換票據本金額之104%贖回可兌換票據全部（但非部分）尚未兌換本金額，連同累計未付利息。以董事所知、所悉及所信，嘉禾並無控股股東（定義見上市規則）。 倘發生若干可兌換票據所載之違約事件，包括常規違約事件如嘉禾股份因嘉禾或其任何董事、行政人員、僱員或代理商之失職而被撤銷上市地位或長期停牌（因全面收購而導致的除外）、可兌換票據利息或本金到期付款時未能履行、違反可兌換票據的條款及未能作出補救措施、無償還能力或清盤事件、嘉禾或任何其主要附屬公司未能履行對其他債務償還的責任，則認購人亦可要求嘉禾以足額本金額贖回當時尚未償還可兌換票據另加累計未付利息。
投票權	：認購人因僅以其乃可兌換票據持有人之身份，一概無權接收嘉禾任何股東大會之通告，亦無權出席股東大會或於會上投票。
上市	：可兌換票據將不會在聯交所或任何其他證券交易所申請上市或批准買賣。嘉禾將向上市委員會申請因行使可兌換票據附隨之兌換權而將予發行之兌換股份上市及批准買賣。
地位	：(i) 嘉禾根據該等票據所產生之責任構成嘉禾之一般、非後償、直接、無條件及無抵押責任及須於任何時間享有同等權利，亦與嘉禾根據嘉禾於二零零六年五月二十三日發行之本金總額達20,000,000港元之可兌換票據所產生之責任及嘉禾所有其他目前及日後無抵押及非後償責任（不包括適用法律之強制條文所訂明之優先責任）享有同等地位。 (ii) 因行使可兌換票據附隨之兌換權而將予發行之兌換股份將於可兌換票據兌換當日與嘉禾所有其他已發行股份在各方面享有同等地位。

兌換股份

於本公佈日期，本公司或任何其附屬公司（包括認購人）概無持有任何嘉禾股份或嘉禾其他可兌換證券之權益。按於本公佈日期已發行嘉禾股份1,330,309,375股計算（及假設該等票據之其他三位認購人並無行使彼等之兌換權），待可兌換票據全數按每股兌換股份之初步兌換價0.22港元獲悉數兌換後，認購人將擁有合共227,272,727股兌換股份權益，佔嘉禾經該兌換擴大後已發行股本約14.6%。倘認購人及該等票據之其他三位認購人以每股兌換股份之初步兌換價0.22港元悉數行使該等票據，則認購人將擁有嘉禾經該等票據悉數兌換擴大後已發行股本約12.7%之權益。

於本公佈日期，認購人尚未決定是否或何時行使可兌換票據隨附之兌換權，亦未決定行使之數額。

兌換價

每股嘉禾股份之兌換價0.22港元乃認購人與嘉禾按公平原則磋商並參照於二零零五年十二月三十一日之嘉禾股東應佔未經審核綜合資產淨值每股嘉禾股份約0.31港元及嘉禾股份於其暫停買賣前之現行市場價格後釐訂。兌換價較：

(i) 二零零六年七月十日（即嘉禾股份暫停買賣以待嘉禾刊發有關發行該等票據之公佈前之最後交易日）（「最後交易日」）在聯交所所報收市價每股嘉禾股份0.15港元溢價約46.7%；

(ii) 到最後交易日（包括該日）止對上5個交易日之平均收市價每股嘉禾股份0.15港元溢價約46.7%；及

(iii) 到最後交易日（包括該日）止對上30個交易日之平均收市價每股嘉禾股份0.1488港元溢價約47.8%；及

(iv) 嘉禾股東應佔嘉禾股份未經審核綜合資產淨值每股嘉禾股份約0.31港元折讓約29.0%，乃以嘉禾股東應佔於二零零五年十二月三十一日（為編製嘉禾集團最近期未經審核綜合財務報表的日期）未經審核綜合資產淨值約413,682,000港元及於該日已發行股本1,330,309,375股嘉禾股份而計算出來。

有關嘉禾之資料

嘉禾集團及其聯營公司和共同控制實體之主要業務包括全球電影及錄像發行，在香港、馬來西亞、新加坡、台灣及中國內地放映電影，並在香港進行電影製作業務。

根據嘉禾於截至二零零五年六月三十日止年度之年報，嘉禾集團於截至二零零五年及二零零四年六月三十日止兩個年度分別錄得經審核綜合營業額約203,200,000港元及218,500,000港元。嘉禾集團於截至二零零五年六月三十日止年度之除稅及少數股東權益前及後之經審核綜合虧損分別約為700,000港元及12,900,000港元。嘉禾集團於截至二零零四年六月三十日止年度之除稅及少數股東權益前及後之經審核綜合虧損分別約為900,000港元及11,700,000港元。誠如嘉禾集團之中期報告所載，嘉禾集團於截至二零零五年及二零零四年十二月三十一日止六個月分別錄得未經審核綜合營業額約265,200,000港元及98,300,000港元。嘉禾集團於截至二零零五年十二月三十一日止六個月之除稅及少數股東權益前及後之未經審核綜合溢利分別約為5,200,000港元及5,100,000港元。於二零零五年十二月三十一日，嘉禾股東應佔嘉禾之未經審核綜合資產淨值約為413,700,000港元。

認購事項之財務影響

目前，本集團擬透過其內部資源為認購事項提供資金。認購事項預期將不會對本集團之資產淨值狀況產生重大影響。從可兌換票據中將予產生之利息收入將會提升本集團之收益及收入基礎。

進行認購事項之理由

本集團主要從事證券買賣、物業投資及買賣、持有採砂權益，以及其他策略性投資，包括於在聯交所及新加坡交易所有限公司上市之聯營公司及由在聯交所上市之公司所發行提明可兌換票據之投資。本公司本身為一家投資控股公司。

鑒于嘉禾集團於截至二零零五年十二月三十一日止六個月之財務業績得到改善，董事對嘉禾之業務前景感到樂觀。可兌換票據隨附之兌換權賦予本集團權利（而非責任）以認購嘉禾之股權。此舉給予本集團兩年期間，以觀察嘉禾集團之財務表現及嘉禾股份之市場表現，並在嘉禾股份股價為當時之市價高於兌換價時有機會收購嘉禾股權及獲取潛在資本收益。可兌換票據亦為本集團提供穩定之投資回報。

上市規則之涵義

根據上市規則，認購協議項下之認購事項及行使附隨於可兌換票據的兌換權而收購兌換股份各自構成本公司一項須予披露交易。一份載有（其中包括）認購協議詳情之通函將在實際可行之情況下盡快寄發予股東。

釋義

於本公佈內，下列詞彙具有下列涵義：

「營業日」	指	除星期六以外香港之銀行公開營業之任何日子
「本公司」	指	錦興集團有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「完成」	指	認購協議之完成
「關連人士」	指	具有上市規則所界定之涵義
「可兌換票據」	指	由認購人或其代名人根據認購協議將予認購本金額為50,000,000港元之票據
「兌換價」	指	每股嘉禾股份之可兌換票據之兌換價0.22港元（可予調整）
「兌換股份」	指	嘉禾就行使該等票據隨附之兌換權以當時之兌換價而將予發行之嘉禾新股份
「董事」	指	本公司董事
「嘉禾」	指	嘉禾娛樂事業（集團）有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「嘉禾集團」	指	嘉禾及其附屬公司
「嘉禾股份」	指	嘉禾股本中每股面值0.10港元之普通股股份
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「上市委員會」	指	聯交所之上市委員會
「上市規則」	指	聯交所證券上市規則
「到期日」	指	自完成日期起計第二個週年日前之該日，或倘該日並非為營業日，則為其後之首個營業日
「該等票據」	指	嘉禾建議將予發行本金總額100,000,000港元之4%可兌換票據（包括可兌換票據），賦予票據持有人有權以當時之兌換價將尚未償還之本金額兌換成兌換股份，而「票據」將以此來詮釋
「其他認購協議」	指	嘉禾與三位其他認購人就認購本金總額50,000,000港元之該等票據（不包括可兌換票據）而全部於二零零六年七月十日訂立之三份其他認購協議
「股份」	指	本公司已發行股本中每股面值0.01港元之普通股股份
「股東」	指	股份持有人
「認購人」	指	Quick Target Limited，一家於二零零六年五月三日在英屬處女群島註冊成立之有限公司，並為本公司之全資附屬公司
「認購事項」	指	認購人或其代名人根據認購協議認購可兌換票據
「認購協議」	指	認購人與嘉禾就有關認購事項而於二零零六年七月十日根據該協議所載之條款及條件訂立之有條件認購協議
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

於本公佈日期，董事如下：

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
黃大凡先生
鄧富文先生
黃景霖先生
冼志輝先生

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零六年七月十一日

* 僅供識別

HANNY

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 275)

DISCLOSEABLE TRANSACTION – SUBSCRIPTION OF CONVERTIBLE NOTE OF GOLDEN HARVEST ENTERTAINMENT (HOLDINGS) LIMITED

On 10th July, 2006, the Subscriber entered into the Subscription Agreement with GH in relation to the subscription by the Subscriber or its nominee of a Convertible Note due 2008 of GH in the principal amount of HK$50 million.

Upon full conversion of the Convertible Note at the Conversion Price, the Subscriber will be interested in a total of 227,272,727 Conversion Shares, representing approximately 14.6% of the issued share capital of GH as enlarged by such conversion.

The Subscription under the Subscription Agreement and the acquisition of the Conversion Shares upon exercise of the conversion right attached to the Convertible Note each constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among other things, details of the Subscription Agreement will be despatched to the Shareholders as soon as practicable.

INTRODUCTION

On 10th July, 2006, the Subscriber entered into the Subscription Agreement with GH in relation to the subscription by the Subscriber or its nominee of a Convertible Note due 2008 of GH with a principal amount of HK$50 million. On the same day, GH entered into the Other Subscription Agreements with other subscribers on substantially the same terms offered to the Subscriber under the Subscription Agreement. To the best of the knowledge, information and belief of the Directors, and having made all reasonable enquiries, each of the other subscribers is a third party independent of the Company and its connected persons (as defined in the Listing Rules). The total principal amount of the Notes to be issued by GH (including the Convertible Note) is HK$100 million.

The principal terms of the Subscription Agreement and the Convertible Note are detailed as follows:

SUBSCRIPTION AGREEMENT

Date: 10th July, 2006

Parties to the Subscription Agreement

(i) the Subscriber, as the subscriber for the Convertible Note with principal amount of HK$50 million by cash; and

(ii) GH as the issuer of the Convertible Note.

To the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, GH is a third party independent of the Company and its connected persons and none of the connected persons of the Company holds any GH Shares.

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon:–

(a) the Listing Committee having granted (either unconditionally or subject only to conditions to which neither GH nor any of the Subscriber and other subscribers in each case reasonably object) the listing of and permission to deal in the Conversion Shares;

(b) the passing by the requisite majority required under the Listing Rules of the shareholders of GH in general meeting (excluding any shareholders who are not entitled to vote by reason of applicable provisions in the Listing Rules) of a resolution for the approval, confirmation and ratification of GH's entry into the Subscription Agreement and GH's performance of the transactions contemplated therein, including the issue of the Notes and the Conversion Shares which fall to be issued and allotted upon the exercise of the conversion rights attached to the Notes;

(c) the issue and delivery of a legal opinion by Bermuda counsel in such form and substance as may reasonably be required by the Subscriber; and

(d) the representations, warranties and undertakings made by GH in the Subscription Agreement being true, complete and accurate and not misleading in any material respect when made and shall be true, complete and accurate, and not misleading in any material respect as at Completion.

If any of the above conditions precedent have not been fulfilled or waived by the Subscriber (in respect of condition precedent (d) above) on or before the day which falls on the expiry of 120 calendar days immediately following the date of the Subscription Agreement (or such later date as the Subscriber and GH may agree in writing), then the Subscription Agreement shall lapse immediately thereafter and be of no further effect and neither party to the Subscription Agreement shall have any claim against or liability or obligation to other party under the Subscription Agreement except for any antecedent breach.

Completion

Completion is to take place on the third Business Day after the date upon which the conditions stated in the section headed "Conditions of the Subscription Agreement" above are fulfilled or, as the case may be, waived, or such other date as the Subscriber and GH may agree in writing.

Termination by the Subscriber

The Subscriber may by prior notice to GH terminate the Subscription Agreement at any time prior to payment for the Convertible Note on the completion date if:

(a) there develops, occurs or comes into effect:

(i) any event, development or change (whether or not local, national or international or forming part of a series of events, developments or changes occurring or continuing before, on and/or after the date of the Subscription Agreement), including an event or change in relation to or a development of an existing state of affairs of a political, military, industrial, financial, economic, fiscal, regulatory or other nature, whether or not sui generis with any of the foregoing;

(ii) the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise;

(iii) any material and adverse change in conditions of local, national or international securities markets;

(iv) any new law or regulation or change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other jurisdiction relevant to the GH Group which shall materially and adversely affect the business or the financial or trading position of GH;

(v) any suspension of dealings in the GH Shares for a period exceeding ten Business Days other than due to the clearance of any announcement required to be issued by GH under the Listing Rules;

(vi) a change or development involving a prospective change of taxation or exchange control (or the implementation of exchange control) in Hong Kong or elsewhere which would materially and adversely affect the business, financial or trading position of GH; or

(vii) the instigation of any litigation or claim of material importance by any third party against any member of the GH Group which would materially and adversely affect the business, financial or trading position of GH,

and which can reasonably be expected, in the opinion of the Subscriber acting reasonably, to have or has had a material adverse effect upon the condition (financial or otherwise) or earnings, business affairs or business prospects of GH; or

(b) there is any material breach of any of the representations, warranties and undertakings made by GH as set out in the Subscription Agreement which has come to the knowledge of the Subscriber or any event which has occurred or any matter which has arisen on or after the date of the *Subscription Agreement and prior to Completion which if it had occurred or arisen before the* date of the Subscription Agreement would have rendered any of such representations, warranties and undertakings untrue, inaccurate or misleading; or

(c) there has been a breach of or failure to perform any of GH's obligations in any material respect under the Subscription Agreement.

In the event that the Subscriber terminates the Subscription Agreement, all obligations of each of the parties under the Subscription Agreement shall cease and determine and no party shall have any claim against any other party in respect of any matter arising out of or in connection with the Subscription Agreement except for any antecedent breach.

THE CONVERTIBLE NOTE

Principal Terms

Principal amount:	HK$50 million
Conversion Price:	HK$0.22 per GH Share, subject to customary anti-dilution adjustments in events including share consolidation, share subdivision, *capitalisation issue, capital distribution, rights issue and other equity* or equity derivative issues.
Interest rate:	4% per annum, payable semi-annually in arrears.
Maturity:	The day before the date falling on the second anniversary from the date of Completion.
Redemption:	Unless previously converted or purchased or redeemed, GH will redeem the Convertible Note on the Maturity Date at the redemption amount which is 104% of the principal amount of the Convertible Note outstanding. The yield to maturity of the Convertible Note is approximately 5.9% per annum.
Transferability:	The Convertible Note may not be (i) transferred to any person which is not a subsidiary or holding company of the Subscriber; or (ii) assigned or transferred to a connected person of GH, both without the prior written consent of GH.
Conversion period:	The Subscriber shall have the right, at any time during the period commencing on the 7th day after the date of issue of the Convertible Note up to and including the date which is 7 days prior to the Maturity Date, to convert the whole or any part (in an amount or integral multiple of HK$1,000,000) of the principal amount outstanding of the Convertible Note into GH Shares at the then prevailing conversion price. Fractions of the GH Shares will not be issued on conversion and no amount in lieu thereof shall be refunded to the Subscriber.
Put right of the Subscriber:	The Subscriber shall have the right to require GH to redeem all (but not part only) of the outstanding principal amount of the Convertible Note at 104% of the principal amount of the Convertible Note outstanding together with accrued but unpaid interest when (a) any person or persons acting together acquires control (meaning a holding or aggregate holdings of more than 50% of the voting rights) of GH or (b) GH consolidates with or merges into or sells or transfers all or substantially all of its assets to another person or persons acquiring control (meaning a holding or aggregate holdings of more than 50% of the voting rights) over GH or the successor entity. To the best of the knowledge, information and belief of the Directors, there is no controlling shareholder (as defined in the Listing Rules) in GH.

In the event of the occurrence of certain events of default specified in the Convertible Note, which include customary events of default such as delisting of the GH Shares or prolonged suspension due to default of GH or any of its directors, officers, employees or agents (other than as a result of a general offer), default in interest on the Convertible Note or principal payment when due, breaches of the terms of the Convertible Note and failing to take remedy action, insolvency or winding up events, defaults on other indebtedness payment obligations by GH or any of its major subsidiaries, the Subscriber may also require GH to redeem at 100% of the principal amount of the Convertible Note then outstanding plus interest accrued.

Voting: The Subscriber will not be entitled to receive notice of, attend or vote at any general meetings of GH by reason only of it being the holder of the Convertible Note.

Listing: No application will be made for the listing of, or permission to deal in, the Convertible Note on the Stock Exchange or any other stock exchange. An application will be made to the Listing Committee by GH for the listing of, and permission to deal in, the Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Convertible Note.

Ranking:

(i) The obligations of GH arising under the Notes constitute general, unsubordinated, direct, unconditional and unsecured obligations of GH and shall at all times rank equally among themselves and pari passu with obligations of GH under the convertible notes in the aggregate principal amount of HK$20 million issued by GH on 23rd May, 2006 and all other present and future unsecured and unsubordinated obligations of GH except for obligations accorded preference by mandatory provisions of applicable law.

(ii) The Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Convertible Note will rank pari passu in all respects with all other GH Shares in issue at the date of conversion of the Convertible Note.

Conversion Shares

As at the date of this announcement, neither the Company nor any of its subsidiaries (including the Subscriber) holds any GH Shares or other convertible securities of GH. On the basis of the 1,330,309,375 GH Shares in issue as at the date of this announcement and assuming the other three subscribers of the Notes not exercising their conversion rights, upon full conversion of the Convertible Note at the initial Conversion Price of HK$0.22 per Conversion Share, the Subscriber will be interested in a total of 227,272,727 Conversion Shares, representing approximately 14.6% of the issued share capital of GH as enlarged by such conversion. Should the Notes be exercised in full by the Subscriber and all other three subscribers of the Notes at the initial Conversion Price of HK$0.22 per Conversion Share, the Subscriber will be interested in approximately 12.7% of the issued share capital of GH as enlarged by the full conversion of the Notes.

As at the date of this announcement, no decision has been made as to whether or when or the extent to which the conversion rights attached to the Convertible Note are to be exercised by the Subscriber.

Conversion Price

The Conversion Price of HK$0.22 per GH Share was arrived at after arm's length negotiations between the Subscriber and GH with reference to the unaudited consolidated net asset value of GH attributable to its shareholders of approximately HK$0.31 per GH Share as at 31st December, 2005 and the prevailing market price of the GH Shares prior to the suspension of trading in the GH Shares. The Conversion Price represents:

(i) a premium of approximately 46.7% over the closing price of HK$0.15 per GH Share as quoted on the Stock Exchange on 10th July, 2006, being the last trading day (the "Last Trading Day") prior to the suspension of trading in the GH Shares pending the release by GH of the announcement in relation to the issue of the Notes;

(ii) a premium of approximately 46.7% over the average closing price of HK$0.15 per GH Share for the last 5 trading days up to and including the Last Trading Day;

(iii) a premium of approximately 47.8% over the average closing price of HK$0.1488 per GH Share for the last 30 trading days up to and including the Last Trading Day; and

(iv) a discount of approximately 29.0% to the unaudited consolidated net asset value of GH attributable to its shareholders of approximately HK$0.31 per GH Share (based on the unaudited consolidated net asset value of GH attributable to its shareholders of approximately HK$413,682,000 as at 31st December, 2005, being the date to which the latest unaudited consolidated financial statements of the GH Group were made up, and the issued share capital of 1,330,309,375 GH Shares as at that date).

INFORMATION ON GH

The principal activities of the GH Group and its associated companies and jointly controlled entities consist of worldwide film and video distribution, film exhibition in Hong Kong, Malaysia, Singapore, Taiwan and Mainland China and the operation of a film processing business in Hong Kong.

According to the annual report of GH for the year ended 30th June, 2005, the GH Group recorded an audited consolidated turnover of approximately HK$203.2 million and HK$218.5 million for each of the two years ended 30th June, 2005 and 2004 respectively. The audited consolidated loss before and after taxation and minority interests of the GH Group for the year ended 30th June, 2005 were approximately HK$0.7 million and HK$12.9 million respectively. The audited consolidated loss before and after taxation and minority interests of the GH Group for the year ended 30th June, 2004 were approximately HK$0.9 million and HK$11.7 million respectively. As stated in the interim report of GH, the GH Group recorded an unaudited consolidated turnover of approximately HK$265.2 million and HK$98.3 million for the six-months ended 31st December, 2005 and 2004 respectively. The unaudited consolidated profit before and after taxation and minority interests of the GH Group for the six months ended 31st December, 2005 were approximately HK$5.2 million and HK$5.1 million respectively. The unaudited consolidated net asset value of GH attributable to its shareholders was approximately HK$413.7 million as at 31st December, 2005.

FINANCIAL EFFECTS OF THE SUBSCRIPTION

At present, the Group intends to fund the Subscription by its internal resources. It is expected that the Subscription would not have material impact on the net asset position of the Group. The interest income to be generated from the Convertible Note will enhance the revenue and income base of the Group.

REASONS FOR THE SUBSCRIPTION

The Group is principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in associated companies which are listed on the Stock Exchange and the Singapore Exchange Limited and long-term convertible notes issued by companies listed on the Stock Exchange. The Company itself is an investment holding company.

In view of the improved financial results of the GH Group for the six months ended 31st December, 2005, the Directors are optimistic about the business prospects of GH. The conversion right attached to the Convertible Note gives the Group a right but not an obligation to acquire equity interests in GH. This offers the Group a two-year period to observe the financial performance of the GH Group and the market performance of the GH Shares, and an opportunity to acquire an equity stake in GH and capture potential capital gain should the share price of the GH Shares be at a market price exceeding the then Conversion Price. The Convertible Note also provides the Group with a stable return on investment.

LISTING RULES IMPLICATIONS

The Subscription under the Subscription Agreement and the acquisition of the Conversion Shares upon exercise of the conversion right attached to the Convertible Note each constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among other things, details of the Subscription Agreement will be sent to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following terms have the following meanings:-

"Business Day"	means any day other than a Saturday on which banks in Hong Kong are open for business
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the Subscription Agreement
"connected person"	has the meaning as defined in the Listing Rules
"Convertible Note"	the Note with principal amount of HK$50 million to be subscribed by the Subscriber or its nominee pursuant to the Subscription Agreement
"Conversion Price"	the conversion price of the Convertible Note of HK$0.22 per GH Share (subject to adjustments)
"Conversion Shares"	new GH Shares which would fall to be issued by GH upon the exercise of the conversion rights attached to the Notes at the then prevailing conversion price
"Director(s)"	director(s) of the Company
"GH"	Golden Harvest Entertainment (Holdings) Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"GH Group"	GH and its subsidiaries
"GH Shares"	ordinary share(s) of HK$0.10 each in the share capital of GH
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Committee"	the listing sub-committee of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	the day before the date falling on the second anniversary from the date of Completion, or, if that is not a Business Day, the first Business Day thereafter
"Notes"	the 4% convertible notes in the aggregate principal amount of HK$100 million (including the Convertible Note) proposed to be issued by GH, which entitle the holder(s) of which to convert the principal amount outstanding into the Conversion Shares at the then prevailing conversion price and "Note" shall be construed accordingly
"Other Subscription Agreements"	three other subscription agreements all dated 10th July, 2006 for the subscription of the Notes (excluding the Convertible Note) with an aggregate principal amount of HK$50 million entered into between GH and three other subscribers
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Subscriber"	Quick Target Limited, a company incorporated in the British Virgin Islands with limited liability on 3rd May, 2006 and a wholly-owned subsidiary of the Company
"Subscription"	the subscription of the Convertible Note by the Subscriber or its nominee pursuant to the Subscription Agreement
"Subscription Agreement"	the conditional subscription agreement dated 10th July, 2006 entered into between the Subscriber and GH in relation to the Subscription, subject to the terms and conditions contained therein
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

As at the date of this announcement, the Directors are as follows:

Executive Directors:	*Independent Non-executive Directors:*
Dr. Chan Kwok Keung, Charles *(Chairman)*	Mr. Yuen Tin Fan, Francis
Dr. Yap, Allan *(Managing Director)*	Mr. Kwok Ka Lap, Alva
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*	Mr. Wong King Lam, Joseph
	Mr. Sin Chi Fai

By order of the board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 11th July, 2006